Exhibit 99.4
[Letterhead of Simpson Thacher & Bartlett LLP]
January 12, 2009
Reed Elsevier Capital Inc.
1105 North Market Street
Wilmington, DE 19801
Reed Elsevier PLC
1-3 Strand
London WC2N 5JR
England
Reed Elsevier NV
Radarweg 29
1043 NX Amsterdam
The Netherlands
Ladies and Gentlemen:
     We have acted as counsel to Reed Elsevier Capital Inc., a Delaware corporation (the “Company”), Reed Elsevier PLC, an English public limited company, and Reed Elsevier NV, a Dutch company (Reed Elsevier PLC and Reed Elsevier NV being referred to herein as the “Guarantors”), in connection with the Registration Statement on Form F-3 (File No. 333-155717) (the “Registration Statement”) filed by the Company and the Guarantors with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the issuance from time to time by the Company of debt securities (the “Securities”) and the issuance by the Guarantors of guarantees (the “Guarantees”) with respect to the Securities. The Securities and the Guarantees will be issued under an indenture (the

“Indenture”) dated as of May 9, 1995, as amended and supplemented, among the Company, the Guarantors, The Bank of New York Mellon (as successor to The Chase Manhattan Bank), as trustee (the “Trustee”) and as London Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent.
     We have examined the Registration Statement and the form of the Indenture, which has been filed with the Commission as an exhibit to the Registration Statement. We also have examined the originals, or duplicates or certified or conformed copies, of such corporate and other records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company and the Guarantors.
     In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.
     We have assumed that at the time of execution, authentication, issuance and delivery of the Securities, the Indenture will have been duly authorized, executed and delivered by the Company. We have also assumed that (1) each Guarantor is validly existing under the laws of the jurisdiction in which it is organized, (2) at the time of execution, authentication, issuance and delivery of the Guarantees, the Indenture will have been duly authorized, executed and delivered by the Guarantors in accordance with their respective articles of association and the laws of the jurisdiction in which it is organized, (3) the execution, delivery and performance by each

Guarantor of the Indenture and the Guarantees will not violate the law of the jurisdiction in which it is organized or any other applicable laws (excepting the law of the State of New York and the federal laws of the United States) and (4) the execution, delivery and performance by each Guarantor of the Indenture and the Guarantees do not constitute a breach or violation of any agreement or instrument which is binding upon any Guarantor. We have assumed further that at the time of execution, authentication, issuance and delivery of the Securities, the Indenture will be the valid and legally binding obligation of the Trustee.
     Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:
1. Assuming (a) the taking of all necessary corporate action to approve the issuance and terms of the Securities, the terms of the offering thereof and related matters by the Board of Directors of the Company, a duly constituted and acting committee of such Board or duly authorized officers of the Company (such Board of Directors, committee or authorized officers being hereinafter referred to as the “Company Board”) and (b) the due execution, authentication, issuance and delivery of the Securities, upon payment of the consideration therefor provided for in the applicable definitive purchase, underwriting or similar agreement approved by the Company Board and otherwise in accordance with the provisions of the Indenture and such agreement, the Securities will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.
2. Assuming (a) the taking of all necessary corporate action to approve the issuance and terms of the Guarantees and related matters by the Board of Directors of each Guarantor, a duly constituted and acting committee of such Board or duly authorized officers of each Guarantor (each such Board of Directors, committee or authorized officers being hereinafter referred to as the “Relevant Guarantor Board”), (b) the due execution, authentication, issuance and delivery of the Securities underlying such Guarantees, upon payment of the consideration therefor provided for in the applicable definitive purchase, underwriting or similar agreement approved by the Relevant Guarantor Board and otherwise in accordance with the provisions of the Indenture and such agreement and (c) the due issuance of the Guarantees, the Guarantees will constitute valid and legally binding obligations of the Guarantors enforceable against the Guarantors in accordance with their terms.
     Our opinions set forth above are subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), (iii) an implied covenant of good faith and fair dealing and (iv) to the effects of the possible judicial application of foreign laws or foreign governmental or judicial action affecting creditors’ rights.
     We do not express any opinion herein concerning any law other than the law of the State of New York and the federal law of the United States and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).
     We hereby consent to the filing of this opinion letter as Exhibit 5 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus Supplement included in the Registration Statement.
Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP